
Mail Stop 3561

November 24, 2006

Mr. Michael Jordan Friedman
President and Chief Executive Officer
Fresh Harvest Products, Inc.
280 Madison Avenue, Suite 1005
New York, NY 10016

>   **Re: Fresh Harvest Products, Inc.**
>   **Form 8-K filed November 22, 2006**

Dear Mr. Friedman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Our records show that your file number is 0-51390 rather than file number 000-24189 appearing on the cover page of the report. Please revise. Please similarly revise future filings as appropriate.

2.   We note that your periodic reports and registration statement on Form SB-2 contain financial statements for the period from inception (November 26, 2003) through October 31, 2005, January 31, 2006 and April 30, 2006 and that you did not disclose whether your Board of Directors concluded that the financial statements for such periods should no longer be relied upon. Please revise or tell us why your financial statements for the period from inception (November 26, 2003) through October 31, 2005, January 31, 2006 and April 30, 2006 can be relied upon. Refer to the requirements of Item 4.02(a)(1) of Form 8-K.

3.   It appears that you intend to restate your financial statements to correct errors in accounting unrelated to the reverse merger. If so, please revise to provide a more

detailed description of the facts underlying the conclusion of the Board of Directors that your financial statements should not be relied upon. Refer to the requirements of Item 4.02(a)(2) of From 8-K.

* * * * *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3344 if you have any questions regarding these comments.

Sincerely,

William H. Thompson
Branch Chief